

Eddie Roman · 3rd

Living Waters

Producer / Director / Production Manager at Living Waters

Bellflower, California · 95 connections · **Contact info**

Experience

Producer / Director / Production Manager

Living Waters

Oct 2009 – Present · 10 yrs 8 mos

Southern California

Producer of the Christian TV program, The Way of the Master.